February 19, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Dear  Sirs/Madams:

     We have read Item 4 of Safescript Pharmacies, Inc's, formerly RTIN Holdings, Inc., (the "Company") Form 8-K filed February 12, 2004, and have the following comments:

     1. With regard to the first paragraph, we have no basis on which to agree or disagree with the statement made in the first sentence. We agree with the statements made in the second and third sentences of the first paragraph.

     2. We disagree with the statements made in the second paragraph. The audit opinion of Heard, McElroy & Vestal, L.L.P. relating to the consolidated financial statements of the Company for the years ending December 31, 2002 and 2001 issued on June 30, 2003, which has subsequently been withdrawn, did not contain any qualifications regarding the uncertainty of the Company continuing as a going concern.

     3. We have no basis on which to agree or disagree with the statements contained in the third paragraph.

     Please note that we are responding to the Company's Form 8-K filed on February 12, 2004 that we found through the Commission's EDGAR service. The signed Form 8-K forwarded by the Company to which our response was requested is different from the Form 8-K actually field with the Commission. Specifically, the Form 8-K provided by the Company does not contain either the second or third paragraphs of Item 4 in the Form 8-K actually filed with the Commission. The Company represented to us that the Form 8-K forwarded to us had been filed with the Commission on February 12, 2004.

                                      Very truly yours,

                                      /s/  Heard, McElroy & Vestal, L.L.P.

                                      Heard, McElroy & Vestal, L.L.P.


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